INSTRUCTIONS TO SUBSCRIBERS

In order to subscribe for a limited liability company interest in Texas Beer Company LLC, a Texas limited liability company (the "**Company**"), please do the following:

1.   Subscription Agreement - Execution. Provide all required information on the signature page of this subscription agreement (this "**Agreement**") (including the date of execution) and sign the signature page.

2.   Operating Agreement - Execution. Each Subscriber must complete and sign the counterpart signature page of the operating agreement of the Company (the "**Operating Agreement**") attached hereto.d

3.   Wefunder Platform. The purchase, sale and issuance of Class B Units of the Company shall take place at one closing or more closings (each of which is referred to in this Agreement as a "**Closing**"). The initial Closing (the "**Initial Closing**") shall take place remotely on the www.wefunder.com platform (the "**WeFunder Platform**") beginning on or after April 24, 2017 via the WeFunder Platform in accordance with Title III of the JOBS Act of 2012 and the Securities and Exchange Commission Regulation Crowdfunding Rules (the "**Initial Closing Date**"). Upon the Company receiving gross proceeds of at least $100,000 (the "**Minimum Release Amount**") through the WeFunder Platform, the Company may conduct the Initial Closing. If (i) the Minimum Release Amount is not received by the Company, and the Initial Closing has not occurred, by May 31, 2017, or (ii) the Company elects to cancel this Agreement prior to the Initial Closing Date, in the Company's sole discretion, the Initial Closing will not occur and this Agreement shall be null and void ab initio.

4.   Fund Transfer Instructions. Please arrange for funds to be delivered per forthcoming instructions from the Managers (as defined below) of the Company.

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SUBSCRIPTION AGREEMENT

FOR

CLASS B LIMITED LIABILITY COMPANY UNITS AT $140.00 PER UNIT

IN

TEXAS BEER COMPANY LLC

A TEXAS LIMITED LIABILITY COMPANY

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATORY AUTHORITY NOR THE REGULATORY AUTHORITY OF ANY OTHER COUNTRY HAS APPROVED OR DISAPPROVED THIS SUBSCRIPTION AGREEMENT OR THE LIMITED LIABILITY COMPANY INTERESTS OF TEXAS BEER COMPANY LLC (THE "**COMPANY**") PROVIDED FOR HEREIN. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE LIMITED LIABILITY COMPANY INTERESTS OF THE COMPANY (THE "**INTERESTS**") HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), NOR UNDER THE SECURITIES LAWS OF ANY OTHER COUNTRY, AND THE COMPANY IS UNDER NO OBLIGATION TO REGISTER THE INTERESTS UNDER THE SECURITIES ACT OR ANY SUCH OTHER LAWS IN THE FUTURE.

EXCEPT AS MAY BE EXPRESSLY SET FORTH IN THE COMPANY'S OPERATING AGREEMENT, AN INTEREST IN THE COMPANY MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO A U.S. PERSON, WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY'S MANAGERS THAT SUCH REGISTRATION IS NOT REQUIRED. HEDGING TRANSACTIONS INVOLVING A COMPANY INTEREST MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. ADDITIONAL RESTRICTIONS ON THE TRANSFER OF COMPANY INTERESTS ARE CONTAINED IN THE COMPANY'S OPERATING AGREEMENT.

BASED UPON THE FOREGOING, EACH ACQUIROR OF A COMPANY INTEREST MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF INVESTMENT THEREIN FOR AN INDEFINITE PERIOD OF TIME. SUBSCRIBERS ARE ENCOURAGED TO SEEK INDEPENDENT LEGAL, ACCOUNTING, INVESTMENT AND TAX ADVICE REGARDING THEIR INDIVIDUAL CIRCUMSTANCES AND FINANCIAL OBJECTIVES IN DETERMINING WHETHER TO SUBSCRIBE FOR AN INTEREST IN THE COMPANY.

TEXAS BEER COMPANY LLC
A TEXAS LIMITED LIABILITY COMPANY

SUBSCRIPTION AGREEMENT

Ladies and Gentlemen:

You have informed the undersigned ("**Subscriber**") that Texas Beer Company LLC, a Texas limited liability company (the "**Company**"), has been formed pursuant to the provisions of the Texas Business Organizations Code (the "**Code**"), and that the Company will be governed by, and operated in accordance with, its operating agreement which, as of the time of Subscriber's admission to the Company, shall be identical in all material respects to the form of such operating agreement (including any amendments) made available to Subscriber prior to Subscriber's execution of this Subscription Agreement (such operating agreement, the "**Company Agreement**"). Capitalized terms not defined herein are defined in the Company Agreement. All references to section numbers are to this Subscription Agreement unless otherwise indicated. All references to this Subscription Agreement shall include all schedules, appendices, and exhibits hereto, as amended in accordance with the terms hereof.

1. *Subscription*. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby subscribes (the "**Subscription**") for Class B limited liability company units in the Company at a price per unit of $140.00 (the "**Company Interest**"). The Subscription, once made, is irrevocable by Subscriber.

2. *Acceptance of Subscription; Obligations under the Company Agreement*.

(a) The Company may accept or reject the Subscription, in whole or in part, in the Company's sole and absolute discretion. If the Subscription is accepted, the Company shall cause Subscriber to be admitted to the Company as a "Member." In connection with such acceptance and admission, the Company (acting in its sole and absolute discretion) shall determine the amount of Subscriber's Capital Commitment.

(b) Subscriber hereby ratifies, adopts and accepts the Company Agreement and, in respect thereof, has completed and signed the attached counterpart signature page of the Company Agreement. If Subscriber is admitted as a Member pursuant to Section 2(a), Subscriber shall be bound by the Company Agreement and shall duly satisfy all of Subscriber's obligations arising thereunder. Without limitation on the preceding sentence, in the event Subscriber fails to make payments in respect of its Capital Commitment when due, Subscriber shall be subject to strict enforcement of any default provisions set forth in the Company Agreement.

3. *Representations, Warranties and Covenants of Subscriber*. Subscriber hereby represents, warrants and covenants to the Managers and the Company as follows:

(a) Subscriber is acquiring the Company Interest for Subscriber's own account for investment, with no intention of distributing or reselling any portion thereof within the meaning of the Securities Act, and will not transfer the Company Interest in violation of the Securities Act or the then applicable rules or regulations thereunder or any other applicable law. No one other than Subscriber has any interest in or any right to acquire any portion of the Company Interest or any interest in the Subscription. Subscriber hereby confirms and makes all of the representations and warranties of a Member set forth in the Company Agreement. Subscriber understands and acknowledges that the

Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Company Interest by anyone other than Subscriber, except as provided in the Company Agreement.

(b) Subscriber is able to bear the financial and other risks of holding the Company Interest for an indefinite period of time and the risk of loss of Subscriber's entire investment in the Company. Subscriber has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of acquiring the Company Interest and of making an informed investment decision with respect thereto.

(c) Subscriber has reviewed and understands the Company Agreement and this Subscription Agreement. For purposes of the preceding sentence, the Company Agreement shall mean the most recent versions of such documents that were made available to Subscriber through the time immediately prior to the execution of this Subscription Agreement. In addition, Subscriber acknowledges that: (x) there may be material differences between the descriptions provided of Company terms and conditions and the actual terms and conditions set forth in the Company Agreement; (y) analyzing the importance of such differences is solely the responsibility of Subscriber; and (z) in the event of such differences, the terms and conditions of the Company Agreement shall supersede any contrary information provided. Subscriber understands and agrees that the Company Interests are fully assessable, provided that (i) any assessment shall be only for the purpose of funding commitments made with respect to investments of the Company and paying operating expenses of the Company and (ii) all other Members of the Company (except the Managers) are required to pay the same assessment.

(d) Subscriber acknowledges and agrees that, except as set forth in the Company Agreement, this Subscription Agreement, or any additional written document (executed by the Managers or the Officers) which clearly and explicitly indicates that Subscriber is entitled to rely thereon, Subscriber has neither received, nor is entitled to rely upon, any representations or warranties from the Company, the Managers, or any partner, member, officer, employee or agent thereof. Subject to the preceding sentence: (x) the Company has made available all additional information which Subscriber has requested in connection with the transactions contemplated by the Company Agreement and this Subscription Agreement; (y) Subscriber has been provided the opportunity to ask questions of and receive answers from the Company concerning the terms and conditions of the Company Agreement and this Subscription Agreement and the purchase of the Company Interest; and (z) Subscriber has been provided the opportunity to obtain any additional information (to the extent the Company has such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of information otherwise furnished by the Company. Subscriber has investigated the acquisition of the Company Interest to the extent Subscriber deemed necessary or desirable and the Company has provided Subscriber with any assistance Subscriber has requested in connection therewith.

(e) Subscriber is aware that Subscriber's rights and ability to transfer the Company Interest are restricted by the Securities Act, applicable state securities laws, the laws of other jurisdictions, the Company Agreement and the absence of a market for the Company Interest. Subscriber further understands that: (x) the Company does not intend, and is not required, to register the Company Interest under the Securities Act; and (y) except as provided in the Company Agreement, Subscriber will have no right to withdraw from the Company or to receive distributions in liquidation of the Company Interest.

(f) Subscriber understands that the Company Interest will not be evidenced by a certificate subject to Article 8 of the Uniform Commercial Code and that Company Interests will be maintained in book-entry form by the Company, which shall be and remain the sole and conclusive proof of ownership of Company Interests.

(g) Subscriber understands that the Company Agreement and this Subscription Agreement do not purport to satisfy the "prospectus" requirements that would apply to the issuance of the Company Interest if the offering of the Company Interest were a "public offering" within the meaning of the Securities Act. Subscriber is not acquiring the Company Interest as a result of, or in reliance on, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or any other general solicitation regarding the offering of Company Interests conducted by the Company, or any of its members, Managers, officers or agents.

(h) Subscriber has full power and authority or full capacity, as applicable, to execute, deliver and satisfy its obligations under the Company Agreement and this Subscription Agreement, and such actions will not cause Subscriber to be in breach or violation of any contractual, legal or regulatory duty or obligation.

(i) Subscriber understands that no governmental agency has made any finding or determination as to the fairness of the terms of the offering and sale of the Company Interest or of the Company Agreement.

(j) Subscriber is not relying on the Company, the Managers or any of their partners, members, officers, employees, agents or representatives for legal, accounting, investment or tax advice, and Subscriber has sought independent legal, accounting, investment and tax advice to the extent Subscriber has deemed necessary or appropriate in connection with Subscriber's decision to subscribe for the Company Interest.

(k) To the best of Subscriber's knowledge, the money to be contributed in respect of Subscriber's Capital Commitment is not related to, or derived from, any activities that would be illegal under United States law.

4. **Representations and Warranties of the Company**. Upon the Company's admission of the Subscriber to the Company, the Managers and the Company shall be deemed to make the following representations and warranties. As of the Closing Time:

(a) The Company is duly formed, validly existing and in good standing as a limited liability company under the laws of the State of Texas, and has all requisite power and authority to carry on its business and to satisfy its obligations under this Subscription Agreement. The Managers and officers have all requisite power and authority to act as Managers or officers of the Company and to satisfy their obligations under the Company Agreement.

(b) The Company has full power and authority to execute, deliver and satisfy its obligations under this Subscription Agreement, and such actions will not cause the Company to be in breach or violation of any contractual, legal or regulatory duty or obligation. The Managers and officers have full power and authority to execute, deliver and satisfy its obligations under the Company Agreement, and such actions will not cause the Managers or officers to be in breach or violation of any contractual, legal or regulatory duty or obligation.

5. **Irrevocable Proxy**.

(a) The Class B Member hereby appoints, and shall appoint in the future upon request, the then-current President of the Company (the "President"), as the Class B Member's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Class B Member, (i) vote all Class B Units purchased through Wefunder.com as the holders of a majority of the Class B Units vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Class B Member pursuant to this Section 5(a) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Class B Member is an individual, will survive the death, incompetency and disability of the Class B Member and, so long as the Class B Member is an entity, will survive the merger or reorganization of the Class B Member or any other entity holding units of the Class B Units originally purchased through Wefunder.com. The President is an intended third-party beneficiary of this Section 5(a) and Section 5(b) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)

(i)   Other than with respect to the gross negligence or willful misconduct of the President, in his or her capacity as the Class B Member's true and lawful proxy and attorney pursuant to Section 5(a) (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Class B Member pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Class B Member has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Class B Member otherwise exist against the Proxy. The Class B Member shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Class B Member pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the President, the Company) shall reimburse the Class B Member the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Class B Member's Capital Contribution). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Class B Member or otherwise. The Class B Member acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Class B Member and is final, binding and conclusive upon the Class B Member. The Company, the Members and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Class B Member. The Company, the Members and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(c) The Class B Member hereby agrees to take any and all actions determined by the Company's Board of Directors in good faith to be advisable to reorganize this instrument and Class B Units originally purchased through Wefunder.com into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Class B Units.

6.   ***Reliance by the Company and Managers***. Subscriber acknowledges that the Company and Managers will rely upon Subscriber's representations, warranties and other information as set forth in this Subscription Agreement. Notwithstanding any provision of the Company Agreement to the contrary, all

representations, warranties and covenants contained in this Subscription Agreement shall survive the execution and delivery of this Subscription Agreement and the admission of Subscriber as a Member.

7. ***Indemnification***. Subscriber agrees that Subscriber will indemnify and hold harmless the Company, the Managers, the companies in whose securities the Company invests, and each of their respective affiliates, officers, directors, employees and agents from and against any and all direct and consequential loss, damage, liability, cost or expense, including reasonable attorneys' and accountants' fees, which any one or more of them may incur by reason of or in connection with any misrepresentation made by Subscriber or any of its agents, any breach of any representation or warranty by Subscriber or Subscriber's failure to fulfill any covenants or agreements under this Subscription Agreement.

8. ***Transferability***. The rights and obligations of Subscriber under this Subscription Agreement are not transferable.

9. ***Termination***. If the Subscription is rejected in full by the Company, this Subscription Agreement shall thereafter be deemed terminated and without further force or effect.

10. ***Notices, Consents, Elections, Etc***. All notices, consents, agreements, elections, acceptances, amendments, and approvals provided for or permitted by this Subscription Agreement shall be in writing. Without limitation on the preceding sentence, acceptance of the Subscription shall occur only pursuant to a written document executed by the Company. For purposes of the following provisions of this Section 10, the term "notice" shall be deemed to include any notice, statement, document, report, consent or similar item required or permitted to be provided to one or more Persons under this Subscription Agreement or applicable law.

(a) ***Notice to Subscriber***. Except as otherwise specifically provided in this Subscription Agreement, notice to Subscriber shall be deemed duly given upon the earliest to occur of the following: (i) personal delivery to Subscriber at the address set forth below, or at any other address which Subscriber has provided to the Company for purposes of this Section 10(a); (ii) the Close of Business on the third day after being deposited in the United States mail, registered or certified, postage prepaid and addressed to Subscriber at the address set forth below, or at any other address which Subscriber has provided to the Company for purposes of this Section 10(a); (iii) the Close of Business on the first business day after being deposited in the United States with a nationally recognized overnight delivery service, with delivery charges prepaid, addressed as provided in the preceding clause, and marked for next business day delivery; or (iv) actual receipt by Subscriber via any other means (including public or private mail, electronic mail, facsimile, telex or telegram); provided, however, that notice sent via electronic mail shall be deemed duly given only when actually received and opened by the Person to whom it is addressed. Subscriber agrees that any checks, securities or other Company distributions sent to Subscriber at any address specified by Subscriber in writing will constitute payment to Subscriber and relieve the Company of any further obligation to Subscriber with respect to the amounts so paid, and Subscriber releases the Company from any further obligation with respect thereto. Subscriber understands that the Company may impose such procedures as it deems appropriate before it will accept any change in Subscriber's address.

(b) ***Notice to the Company***. Except as otherwise specifically provided in this Subscription Agreement, notice to the Company shall be deemed duly given when clearly identified as such and duly given to the Company in accordance with the procedures set forth in Section 10(a). For purposes of the preceding sentence, the Managers' address initially shall be c/o P.O. Box 201, Taylor, TX 76574, Attn: Ian Davis, with a copy, which shall not constitute notice, sent to Wilson Sonsini Goodrich & Rosati, Professional Corporation, 900 South Capital of Texas Highway, Las Cimas IV, Fifth Floor, Austin, TX 78746, Attn: Scott Craig.

11. *Power of Attorney.*

(a) Subscriber hereby grants to the President a special power of attorney, making, constituting and appointing the President as Subscriber's attorney-in-fact, with power and authority to act in Subscriber's name and on Subscriber's behalf to execute, acknowledge and swear to the execution, acknowledgment and filing of the Company Agreement and any duly adopted amendment thereto, as well as any other documents as shall be necessary to create, operate, dissolve or liquidate the Company in accordance with the terms of the Company Agreement and this Subscription Agreement. In the event of conflict between the Company Agreement and any other document executed, acknowledged or filed pursuant to this power of attorney, the Company Agreement shall control.

(b) This special power of attorney is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death or legal incapacity of Subscriber.

12. *Binding Arbitration.*

(a) THE PARTIES WAIVE THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING ANY RIGHT TO A JURY TRIAL. The Subscriber and the Company (collectively, the "**Parties**") agree that any controversy, claim, or other dispute (collectively, "**dispute**") between or among any of them arising out of, relating to, or in connection with this Subscription Agreement, or the breach thereof, or the Company or its formation, organization, capitalization, business, or management shall be settled exclusively by binding arbitration administered by the American Arbitration Association ("**AAA**") under its Commercial Arbitration Rules ("**AAA Rules**") and shall not be resolved in any other forum or venue. The arbitration hearing shall be held in the county and state of the Company's principal office at the time the dispute arises. The arbitration dispute shall be heard and determined by a single arbitrator, who shall be a retired judge experienced in resolving disputes regarding the securities business; if the parties to the arbitration dispute cannot agree as to who shall be appointed as the arbitrator, the arbitrator shall be appointed in accordance with the AAA Rules. The Parties agree that the arbitrator shall apply the substantive law of Texas to all state law claims that limited discovery shall be conducted in accordance with the AAA Rules, and that the arbitrator may not award punitive or exemplary damages, unless such damages are required by law to be an available remedy for the specific claim(s) asserted. In accordance with the AAA Rules, the arbitrator's award shall consist of a written statement as to the disposition of each claim and the relief, if any, awarded on each claim. The award shall include or be accompanied by any findings of fact, conclusions of law, or other written explanation of the reasons for the award. The Parties understand that the right to appeal or to seek modification of any ruling or award by the arbitrator is severely limited under state and federal law. Any award rendered by the arbitrator shall be final and binding, and judgment may be entered on it in any court of competent jurisdiction in the county and state of the Company's principal office at the time the award is rendered or as otherwise provided by law. The award, including any findings of fact, conclusions of law, or other written explanation of the reasons for the award, shall be confidential among the Parties and shall not be disclosed to or shared with any other person(s) without the Managers' express written consent.

(b) If any legal action, or any arbitration or other proceeding, is brought for the enforcement of the agreement represented by this Subscription Agreement or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Subscription Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceedings, in addition to any other relief to which they may be entitled.

13. *Miscellaneous.* Subscriber shall pay Subscriber's own expenses relating to this Subscription Agreement and the transactions contemplated hereby. Neither this Subscription Agreement nor any term

hereof may be changed, waived, discharged or terminated except with the written consent of Subscriber and the Company. This Subscription Agreement may be executed in any number of counterparts, each of which shall be an original but all of which taken together shall constitute one agreement. The interpretation and enforceability of this Subscription Agreement and all amendments hereto shall be governed by the laws of the State of Texas, without regard to conflict of law principles, and as such laws are applied to agreements entered into and to be performed entirely within Texas by Texas residents. To the extent permitted by the Code and other applicable law, the provisions of this Subscription Agreement shall supersede any contrary provisions of the Code or other applicable law. In the event any provision of this Subscription Agreement is determined to be invalid or unenforceable, such provision shall be deemed severed from the remainder of this Subscription Agreement and replaced with a valid and enforceable provision as similar in intent as reasonably possible to the provision so severed, and shall not cause the invalidity or unenforceability of the remaining portion of this Subscription Agreement. All exhibits, schedules, annexes and appendices annexed hereto or referred to herein are hereby incorporated in and made a part of this Subscription Agreement as if set forth in full herein. The headings in this Subscription Agreement are for convenience of reference, and shall not by themselves determine the meaning of this Subscription Agreement or of any part hereof.

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IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

COMPANY:

Texas Beer Company LLC, A Texas LLC
_____

Founder Signature
_____

Name: _____ Ian Davis _____

Title: _____ CEO _____

Read and Approved (For IRA Use Only):

INVESTOR:

_____

By: _____

By: _____ *Investor Signature* _____

Name: _____ [INVESTOR NAME] _____

Title: _____ [INVESTOR TITLE] _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

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